VIA EDGAR

January 28, 2015

Ms. Catherine C. Gordon

Senior Counsel

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Cross Shore Discovery Fund (“Fund”)
File No. 811-22976/ 333-196691

Dear Ms. Gordon:

This letter is in response to comments provided by Ms. Christina DiAngelo Fettig of the U.S. Securities and Exchange Commission (the “SEC”) by telephone on January 5, 2015 regarding Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 registering Institutional Shares (the “Pre-Effective Amendment”).

Below we have listed the comments provided by Ms. Fettig, immediately followed by our response and corrective actions taken (if applicable). As noted in our December 29, 2014 correspondence in response to your July 11, 2014 comments to Fund’s initial registration statement (the “Registration Statement”), we may, in the future, submit an exemptive application to seek an order from the SEC (i) pursuant to Section 6(c) of the1940 Act for an exemption from Sections 18(c) and 18(i) of the 1940 Act; (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 of the 1940 Act ;and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of Shares and to impose asset-based distribution fees and early withdrawal charges. The Fund will not offer for sale shares of additional Fund classes prior to receipt of this exemptive relief.

Further, please note that we are filing concurrently with this letter Pre-Effective Amendment No. 2 to the Registration Statement. This amendment includes revisions in response to Ms. Fettig’s comments and we are requesting acceleration of the effective date of this amendment. In conjunction with this request for acceleration, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

January 28, 2015

•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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COMMENT 1: The December 29, 2014 Report of Independent Registered Public Accounting Firm provided by the Fund’s independent public accountant (the “Accountant”) with respect to the financial statements of the Fund as of December 1, 2014 (the “Report”) includes the following statement: “Our procedures included confirmation of securities owned as of December 1, 2014, by correspondence with the custodian.” According to the December 1, 2014 financials, the Fund only held cash as of December 1, 2014. Please consider whether or not the Report warrants revision in light of this comment.

RESPONSE 1: The referenced disclosure has been deleted from the Report and a copy of the revised Report is included in the Fund’s Statement of Additional Information included in Pre-Effective Amendment No. 2 to the Registration Statement filed concurrently with this letter. The date of Report remains December 29, 2014.

COMMENT 2: Note 10 (Subsequent Events) to the June 30, 2014 financial statements of Cross Shore Discovery Fund. Ltd (“June 30, 2014 Financials”) included in Exhibit A to the Fund’s Statement of Additional Information references the liquidation of assets not held as of June 30, 2014. Please revise to accurately reflect the assets liquidated during the July 1, 2014 through December 19, 2014 period referenced in the Note.

RESPONSE 2: The second paragraph of Note 10 has been revised to correctly reflect those assets liquidated during the July 1, 2014 through December 19, 2014 period referenced in the Note. The disclosure, as revised, reads as follows:

From July 1, 2014, through December 19, 2014, the date the financial statements were available to be issued, the Fund redeemed its interest in Jennison Global Healthcare Fund, Ltd.

COMMENT 3: In the December 29, 2014 written consent provided by the Accountant, the Accountant consents to the inclusion of its report dated December 26, 2014 with respect to the Statement of Assets and Liabilities as of December 1, 2014 and Statement of Operations for the period May 21, 2014 to December 1, 2014 of Cross Shore

January 28, 2015

Discovery Fund (“December 1, 2014 Financials”) in Pre-Effective Amendment No. 1 to the Registration Statement. The Report of Independent Registered Public Accounting Firm provided by the Accountant with respect to the December 1, 2014 Financials is dated December 29, 2014. Please provide a revised consent that references the correct date of the Accountant’s report.

RESPONSE 3: A consent from the Accountant consenting to the inclusion of its report dated December 29, 2014 with respect to the Statement of Assets and Liabilities as of December 1, 2014 and Statement of Operations for the period May 21, 2014 (date of organization) to December 1, 2014 of Cross Shore Discovery Fund (“December 1, 2014 Financials”) is included as an exhibit to Pre-Effective Amendment No. 2 to the Registration Statement filed on January 26, 2015.

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If you should have any questions regarding this response, please contact me directly at (207) 228-7295.

Very truly yours,

/s/ Leslie K. Klenk

Leslie K. Klenk

Of Counsel